Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Market-Linked Notes Based on a Basket of Three Underliers Due May-----, 2021

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Basket:	Basket Component	Weighting
	S&P 500® Index (ticker symbol: “SPX”)	1/3
	EURO STOXX 50® Index (ticker symbol: “SX5E”)	1/3
	Shares of the iShares® MSCI Emerging Markets ETF (ticker symbol: “EEM”)	1/3
Pricing date:	May , 2018
Valuation date:	May , 2021
Maturity date:	May , 2021
Payment at maturity:

For each $1,000 stated principal amount note you hold at maturity, you will receive an amount in cash determined as follows:

•  If the final basket level is greater than the initial basket level:

$1,000 + ($1,000 × basket return percentage), subject to the maximum return at maturity

•  If the final basket level is less than or equal to the initial basket level:

$1,000 × basket performance factor, subject to the minimum payment at maturity

If the final basket level depreciates from the initial basket level, you will be exposed to the first 10% of that depreciation and your payment at maturity will be less than the stated principal amount per note. You should not invest in the notes unless you are willing and able to bear the risk of losing up to $100 per note. The notes are unsecured debt securities.  All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Maximum return at maturity:	$300.00 to $330.00 per note (30.00% to 33.00% of the stated principal amount)*
Minimum payment at maturity:	$900.00 per note (90.00% of the stated principal amount)
CUSIP / ISIN:	17324CUL8 / US17324CUL89

Key Definitions
Initial component value:	For each basket component, the closing level or closing price, as applicable, of that basket component on the pricing date
Final component value:	For each basket component, the closing level or closing price, as applicable, of that basket component on the valuation date
Basket return percentage:	(final basket level – initial basket level) / initial basket level
Basket performance factor:	final basket level / initial basket level
Initial basket level:	100
Final basket level:	100 × [1 + (component return of SPX × 1/3) + (component return of SX5E × 1/3) + (component return of EEM × 1/3)]
Component return:	For each basket component: (final component value – initial component value) / initial component value

Hypothetical Payment at Maturity Diagram*

* Assumes that the maximum return at maturity is equal to the lowest value indicated under Preliminary Terms.

This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Amended and Restated Preliminary Pricing Supplement dated April 25, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations

•	You may not receive any return on your investment in the notes and may lose up to 10% of your investment. You will receive a positive return on your investment in the notes only if the basket appreciates from the initial basket level to the final basket level. If the final basket level is less than the initial basket level, you will lose 1% of the stated principal amount of the notes for every 1% by which the final basket level is less than the initial basket level, subject to a maximum loss of 10% of your investment.

•	The notes do not pay interest.

•	Your potential return on the notes is limited. Your potential total return on the notes at maturity is limited to the maximum return at maturity of 30.00% to 33.00%, which is equivalent to a maximum return at maturity of $300.00 to $330.00 per note. The actual maximum return at maturity will be determined on the pricing date.

•	The notes are designed for investors who seek exposure to the basket components but who are willing to forgo any dividends on the basket components and any return in excess of the maximum return at maturity in exchange for the capped loss potential if the basket depreciates.

•	Your payment at maturity depends on the closing levels or closing prices, as applicable, of the basket components on a single day.

•	Investing in the notes is not equivalent to investing in the basket components. You will not have voting rights, rights to receive any dividends or other distributions or any other rights with respect to the basket components or the securities included in or held by the basket components.

•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

•	Sale of the notes prior to maturity may result in a loss of principal.

•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement.

•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors.

•	The basket components may offset each other.

•	The basket components may be highly correlated in decline.

•	The EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF are subject to risks associated with non-U.S. markets.

•	The performance of the EURO STOXX 50® Index will not be adjusted for changes in the currency exchange rate between the euro and the U.S. dollar.

•	Investing in the notes exposes investors to risks associated with emerging markets equity securities.

•	Fluctuations in exchange rates will affect the price of the iShares® MSCI Emerging Markets ETF.

•	The issuer and its affiliates may have conflicts of interest with you.

•	The U.S. federal tax consequences of an investment in the notes are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com